Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a series of slides relating to a presentation made by Martin Brauns, Chairman of the Board and Chief Executive Officer of Interwoven, Inc., and Mahmood Panjwani, President and Chief Executive Officer of iManage, Inc., to employees of iManage in connection with the proposed merger between Interwoven and iManage.

[LOGO]

and

[LOGO]

[LOGO]

Agenda

■	Who is Martin Brauns

■	About Interwoven

■	Market Strategy and Positioning

■	Interwoven’s Culture

■	A Great Day for Both Companies

Slide 2	Interwoven Confidential

A Great Leap Forward for Both of Us!

Martin Brauns

Chairman and CEO

Interwoven

[LOGO]

[LOGO]

Martin Brauns – Who is this guy?

■	Age 43; married, no kids; first generation American

■	B.S. International Business; MBA

■	Sales, Marketing, General Management Career

	■	Central Automated Services

	■	National Semiconductor

	■	Wyse

	■	Nippon Steel

	■	Adaptec

	■	Informix

	■	Interwoven

■	Hobbies

	■	Triathlon and Sailing

Slide 4	Interwoven Confidential

INTERWOVEN iMANAGE

Interwoven, Inc.

A Quick Mini-history:

COMPANY

- Founded 1995 (NASDAQ: IWOV)
- $112M revenue (estimated)
- $162M cash, <u>NO debt</u>
- 550+ employees
- Global operations (25 offices in 20 countries)

SOLUTIONS

CUSTOMERS & PARTNERS

Slide 5 Interwoven Confidential

[LOGO]

Interwoven, Inc.

A Quick

Mini-history

COMPANY	■	Founded 1995 (NASDAQ: IWOV)	[LOGO]

	■	$112M revenue (estimated)

	■	$162M cash, NO debt

	■	550+ employees

	■	Global operations (25 offices in 20 countries)

SOLUTIONS	■	Award Winning, Patented Content Management for the Enterprise
Content Integration, Content Management, Content Intelligence, Content Distribution

[LOGO]

CUSTOMERS & PARTNERS	■	Over 1,250 customers

	■	Preferred Content Management Partner with leading technology and consulting companies

[LOGOS]

[LOGOS]

Slide 5	Interwoven Confidential

INTERWOVEN iManage

Driving the Industry Forward with the Leaders

FT 500 THE WORLD'S LARGEST COMPANIES

Verticals

Government
Mass.Gov
The University of Utah
United States Postal Service
Smithsonian

Telecommunications
france telecom
T-Motion
SBC
AT&T

Retail
Estée Lauder
IKEA
TESCO
Lowe's

Energy
bp
Duke Energy
Shell
PG&E Pacific Gas and Electric Company

Financials
Russell
citi
AON Insure your vision
TD Waterhouse

Healthcare
Stanford University Medical Center
novo nordisk
HospitalConnect
Sutter Health

Manufacturing
DuPont
GE
GM
Dow

Technology
NEC
Siebel
Philips
Siemens

World Wide

Asia Pacific
Sony
Samsung
Bank of Tokyo-Mitsubishi
Singapore Airlines
Qantas

Americas
FedEx
Charles Schwab
John Deere
Boeing
Procter & Gamble

Europe, Middle East, Africa
Dresdner Bank
adidas
Lloyds TSB
Airbus
Telenor

[LOGO]

Driving the Industry Forward with the Leaders

[LOGO]	8 of the Global 10 27 of the Global 50 52 of the Global 100

[GRAPHIC]

Slide 6	Interwoven Confidential

INTERWOVEN iManage

1,200
1,000
800
600
400
200
0
850
932
998
1049
1100
1142
1171
1251
Q3'01
Q4'01
Q1'02
Q2'02
Q3'02
Q4'02
Q1'03
Q2'03

Select New Customers

- pressplay
- palmsource
- Tech Data
- GMAC Commercial Holding Capital Corp.
- TSEC 臺灣證券交易所 Taiwan Stock Exchange Corporation
- City Hall Rochester New York
- LG-Caltex Oil
- Sainsbury's Bank

Select Repeat Customers

- John Deere
- Sun microsystems
- Motorola intelligence everywhere
- intel
- Fleet
- BT
- citigroup

Slide 7

[LOGO]

Global Leaders Continue to Join Customer List in Q2

Select New Customers
[GRAPHIC]
[CHART]
Select Repeat Customers
[GRAPHIC]

Slide 7

Market Strategy

Market Positioning

[LOGO]

Undisputed leader in Web Content Management

WORLD
CLASS
customers
solutions
vision

WCM

Patent:
"System and Method
for Website Development"

The United States of America
The Director of the United States Patent and Trademark Office
United States Patent

[LOGO]

Undisputed leader in Web Content Management

WORLD CLASS customers solutions vision	WCM	Patent: “System and Method for Website Development” [Certificate]

INTERWOVEN iManage

Shoring-up and Competing in ECM

Partner

Tarian Software

IBM

Merge

iManage

CDM
RM
DM
WCM
DAM
ECM

Done

MediaBin™

Slide 10

Interwoven Confidential

[LOGO]

Shoring-up and Competing in ECM

Partner	Merge
[LOGO]	[LOGO]
[CHART]
CDM
	RM	DM
	WCM	DAM
ECM
Done
[LOGO]

Slide 10	Interwoven Confidential

INTERWOVEN iMANAGE

Next Generation Content Management Platform

Partner
Tarian Software
IBM
Merge
iManage
CDM
RM
DM
WCM
DAM
ECM2
Done
MediaBin

Slide 11
Interwoven Confidential

[LOGO]

Next Generation Content Management Platform

Partner	Merge
[LOGO]	[LOGO]

[CHART]
CDM
	RM	DM
	WCM	DAM
ECM[2]
Done
[LOGO]

Slide 11	Interwoven Confidential

[LOGO]

Fundamental Catalysts Continue to

Drive Demand for Content

Management

Slide 12	Interwoven Confidential

[LOGO]

E-Commerce Momentum Continues

[GRAPHIC]
Manufacturers and Merchants	$3 Trillion	Consumers and Businesses
[PHOTO]		[PHOTO]

27% of Global 2000

Revenue is being

done on the Internet

....up from 22% previous year

Slide 13	Interwoven Confidential

INTERWOVEN iMANAGE

Portals Driving Content Demand

SALESEDGE V2
Interwoven Customer Community
Sales Conference Presentations
BLUEPRINT

"Greater than 85% of Global 2000 organizations will have an enterprise portal deployment underway by 2004."

META Group

October 2002

Slide 14

Interwoven Confidential

[LOGO]

Portals Driving Content Demand

[GRAPHIC]

Slide 14	Interwoven Confidential

Amount of Content Doubles Every 18 Months

Petabits/Day
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
2007
Embedded Devices
Wireless Games
Code
Converged Devices
Smart Handhelds
Personal Gadgets
cgi
xml
doc
pdf
gif
exe
avi
HTML
A

IDC March 2003

Slide 15

Interwoven Confidential

[LOGO]

Amount of Content Doubles Every 18 Months

[GRAPHIC]

[LOGO] IDC    March 2003

Slide 15	Interwoven Confidential

[LOGO]

Enterprises Align Content Closer to Applications

Web Content Management	Brand Management	Portal Content Management	CRM Content Management	Self-Service Applications	Server Consolidation

Brand Recognition Sales Excellence Portal Channel Development

IDM	DAM	WCM	WAM	Collab	RDBMS

Slide 16	Interwoven Confidential

[LOGO]

Why Application CM Lite Approach Will Not Work

Microsoft	IBM	PeopleSoft®	SIEBEL	SAP	[LOGO] Sun

Web Content Management	Brand Management	Portal Content Management	CRM Content Management	Self-Service Applications	Server Consolidation

CM Lite	CM Lite	CM Lite	CM Lite	CM Lite	CM Lite

Limitations	Example
• Limited capabilities offered by CM Lite	Sales team will still be using multiple applications to service their clients.
• Further putting application content into silos	Content will have to be manually duplicated; introducing risk, making the content out-of-date and costing valuable
• Few automated processes	time lost from in front of the customer.

Slide 17	Interwoven Confidential

INTERWOVEN iMANAGE

Why Single Repository Approach Will Not Work

Limitations

- Results in yet another single repository vault – silo
- Expensive data modeling and migration
- Does not accommodate other stores like e-mail and databases

Example

Single Repository Consolidation
DM
DAM
WCM
WAM
Collab

OPEN TEXT CORPORATION · IBM DB2 Content Manager · documentum · FileNet · STELLENT

Slide 18
Interwoven Confidential

[LOGO]

Why Single Repository Approach Will Not Work

Limitations	Example
• Results in yet another single repository vault – silo	The company is undergoing a worldwide brand update. Media
files and usage documents fit into the system. The review
• Expensive data modeling and migration	committee exchange ideas and final approval ad hoc via e-mail.
These notes are eliminated. Decisions are lost and the processes
• Does not accommodate other stores like e-mail and	is irreversible.
databases

Single Repository Consolidation

[LOGOS]

Slide 18	Interwoven Confidential

Content Management Operates Pan Enterprise

Interwoven Solutions
Web Content Management
Brand Management
Portal Content Management
CRM Content Management
Self-Service Applications
Server Consolidation
Enterprise Application Connector Suite
Content Management Platform
Developer Suite
Content Integration
Digital Asset Management
Content Management
Content Intelligence
Content Distribution
Content Repository Adaptor Suite
IDM
DAM
WCM
WAM
Collab
RDBMS
Cross Application
Repository Neutral

Slide 19

Interwoven Confidential

[LOGO]

Content Management Operates Pan Enterprise

Interwoven Solutions						Cross Application
Web Content Management	Brand Management	Portal Content Management	CRM Content Management	Self-Service Applications	Server Consolidation
Enterprise Application Connector Suite

Content Management Platform

Developer Suite

	Content Integration	Digital Asset Management	Content Management	Content Intelligence	Content Distribution

Content Respository Adaptor Suite						Repository Neutral
IDM	DAM	WCM	WAM	Collab	RDBMS

Slide 19	Interwoven Confidential

Interwoven & iManage: Combined Platform & Solutions

Solutions
Solutions for Marketing
Solutions for Sales
Solutions for Service
Solutions for Finance
Solutions for Legal
Solutions for IT
Solutions for the Enterprise
Enterprise Application Connector Suite
Content Management Platform
Collaboration
Content Integration
Content Intelligence
Content Distribution
Web Application Management
Web Content Management
Digital Asset Management
Document Management
Email Management
Records Management
Developer Suite
Enterprise Repository Adaptor Suite
File Servers
Mail Servers
Document Servers
Database Servers

Slide 20
Interwoven Confidential

[LOGO]

Interwoven & iManage:

Combined Platform & Solutions

[GRAPH]

Slide 20	Interwoven Confidential

About our Culture

[LOGO]

[LOGO]

Our Interwoven Values

Customer Focused	Passionate about customer acquisition, retention, and satisfaction.

Open	Open minds. Open doors.

Dynamic	We embrace change.

Smart	About what we do and what we don’t do.	[PHOTOS]

Fast	Make decisions and move quickly.

Frugal	Spend wisely. Drive activity wisely.

Apolitical	Honest, collegial, and respectful in all of our dealings.

Slide 22	Interwoven Confidential

[LOGO]

Comment on Our Management Style

■	Hire smart and collegial and flexible folks

■	Be sure they understand what we’re here to accomplish

■	Give them feedback!

■	On the business

■	Performance [PHOTOS]

■	Challenges

■	Opportunities

■	Threats

■	On personal performance

■	Ensure that everyone understands that change is the only constant

Slide 23	Interwoven Confidential

A Great Day for Both Companies

Mahmood Panjwani

President and CEO

[LOGO]

[LOGO]

My promise to you…

■	When the time came I would consider three key constituencies

■	You, our valued employees

■	Our customers

■	Our shareholders

■	Merger with Interwoven fulfills this promise

Slide 25	Interwoven Confidential

[LOGO]

The Right Move for iManage

■	The right time

■	Customers demanding single vendor solutions

■	“Size” is being used against us

■	We simply had to get bigger – and fast

■	The right decision – up vs. down

■	Assembling what we needed would have taken several acquisitions

■	Considered many partners

■	The right partner

■	Technology synergy

■	People synergy

■	Market synergy

Slide 26	Interwoven Confidential

[LOGO]

This Merger Benefits…

■	Employees

■	Combined we become a true market leader

■	Company with very bright prospects

■	Complementary culture and values

■	Customers

■	Gain a strategic vendor capable of meeting their complete content management needs

■	Get a “no compromise” solution to ECM – 2 leaders

■	Shareholders

■	Fair value for IMAN stock in a difficult market

Slide 27	Interwoven Confidential

[LOGO]

What Happens Next?

■	Federal agencies will review every aspect of the proposed transaction over the next 30 – 90 days

■	Until the transaction closes we are two independent companies

■	Assuming final approval from the Government

■	Transaction slated to close in Q4

Slide 28	Interwoven Confidential

[LOGO]

Your Role

■	Deliver on our Q3 2003 plan!

■	If you have questions

■	Approach your manager

■	Approach HR

■	What we commit to you

■	We will communicate with you often and truthfully

■	We will make fair and objective decisions

■	We will support you and treat you with respect

■	Please join us in making this important pursuit a success!

Slide 29	Interwoven Confidential

[LOGO]

Not The End, But an Exciting New Chapter

■	Change is hard

■	Smart companies adapt to changes in the market

■	Look at all we’ve achieved in this first chapter

■	Started 8 years ago …

■	Public in 1999

■	Achieved leadership in Legal

■	World class products

■	This is the beginning of the next chapter

■	The right move

■	The right partner

■	The right time

Slide 30	Interwoven Confidential

Question and Answer

[LOGO]

[LOGO]

Copyright 2003 Interwoven, Inc. All Rights Reserved

■	This confidential publication is the property of Interwoven, Inc.

■	No part of this publication may be reproduced or transmitted in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written consent of Interwoven Inc. Some or all of the information contained in this publication may be related to patents that are held by or are pending application for Interwoven, Inc. Misappropriation of the information contained in this publication may be a violation of applicable laws.

■	Interwoven TeamSite, OpenDeploy, MetaTagger, DataDeploy, SmartContext, TeamXML, TeamTurbo, TeamPortal, TeamDoc, TeamCode, TeamXpress, TeamCatalog, MetaCode, MetaFinder, MetaSource, OpenAggregate, OpenTransform, the respective taglines, logos and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions.

■	iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc

■	All other trademarks are owned by their respective owners.

Slide 32	Interwoven Confidential

[LOGO]

FORWARD-LOOKING STATEMENTS

This presentation and related slides contain forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks,

uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that

Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products

And enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the impact of world and geopolitical events on sales cycles and transaction closure rates; and

actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to

iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this presentation and related slides.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

NOTE: Interwoven, TeamSite, MetaTagger, OpenDeploy, TeamCode, TeamPortal, MediaBin, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. All other trademarks are owned by their respective owners.

Slide 33	Interwoven Confidential

[LOGO]

ADDITIONAL INFORMATION

ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

Slide 34	Interwoven Confidential